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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM N-17f-2

                 Certificate of Accounting of Securities and Similar
                            Investments in the Custody of
                           Management Investment Companies
                       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                          Date examination completed:
811-6404, 811-6640, 811-7444, 811-7838                                          November 30, 2004

--------------------------------------------------------------------------------------------------------------
2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
--------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
   American Strategic Income Portfolio Inc. American Strategic Income Portfolio Inc. II,
   American Strategic Income Portfolio Inc. III, American Select Portfolio Inc.
--------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
   800 Nicollet Mall
   Minnepolis, MN 55402
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-00)

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             Report of Independent Registered Public Accounting Firm

The Board of Directors
American Strategic Income Portfolio Inc.
American Select Portfolio Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that American Strategic Income Portfolio Inc. and American Select Portfolio Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 30, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, and with respect to agreement of security and similar investment purchases and sales, for the period from May 31, 2004 (the date of our last examination) through November 30, 2004:

   - Count and inspection of underlying documentation of securities and similar investments in whole loans designated as being held in the vault of U.S. Bank National Association (the Custodian) in St. Paul, Minnesota.

   - Review of underlying documentation maintained by the Custodian for securities and similar investments in whole loans in transit with the respective loan servicer organization.

   - Confirmation of all securities held by the Federal Reserve Bank of Boston and the Depository Trust Company in book entry form.

   - Reconciliation of confirmation results as to all such securities in whole loans to the books and records of the Funds and the Custodian.

   - Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records.

   - Agreement of eight security purchases since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 30, 2004, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 18, 2005

             Report of Independent Registered Public Accounting Firm

The Board of Directors
American Strategic Income Portfolio Inc. II
American Strategic Income Portfolio Inc. III

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the American Strategic Income Portfolio Inc. II and American Strategic Income Portfolio Inc. III (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 30, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, and with respect to agreement of security and similar investment purchases and sales, for the period from May 31, 2004 (the date of our last examination) through November 30, 2004:

   - Count and inspection of underlying documentation of securities and similar investments in whole loans designated as being held in the vault of U.S. Bank National Association (the Custodian) in St. Paul, Minnesota without prior notice to management.

   - Review of underlying documentation maintained by the Custodian for securities and similar investments in whole loans in transit with the respective loan servicer organization.

   - Confirmation of all securities held by the Federal Reserve Bank of Boston and the Depository Trust Company in book entry form.

   - Reconciliation of confirmation results as to all such securities in whole loans to the books and records of the Funds and the Custodian.

   - Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records.

   - Agreement of eight security purchases since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 30, 2004, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 18, 2005

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

February 8, 2005

I, as a member of management of the American Strategic Income Portfolio Inc. and American Select Portfolio Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2004, and from May 31, 2004 through November 30, 2004.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004, and from May 31, 2004 to November 30, 2004, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/ Charles Gariboldi
-------------------------
Charles Gariboldi
Treasurer

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

February 8, 2005

I, as a member of management of the American Strategic Income Portfolio Inc. II and American Strategic Income Portfolio Inc. III (referred to collectively as the Funds), am responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2004, and from May 31, 2004 through November 30, 2004.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004, and from May 31, 2004 to November 30, 2004, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/ Charles Gariboldi
-------------------------
Charles Gariboldi
Treasurer